PURSUING A DREAM • BUILDING A LEGACY

ANNUAL REPORT 2014


KLONDEX MIDAS OPERATIONS
KEN SNYDER MINE
SAFE WORK
KLONDEX
KDX

KLONDEX MINES LTD

FISCAL YEAR 2014 AT A GLANCE

21%
INCREASE IN SHAREHOLDER VALUE IN 2014

	Fiscal Year 2014
Revenue	$ 121.7 M
Net Income	$ 18.3 M
Earnings Per Share	$ 0.16
Cash	$ 52.8 M
Working Capital	$ 56.0 M



DELIVER GOLD · DELIVER PROFITS · DELIVER GROWTH

Klondex purchased the operating Midas Mine and ore milling facilities from Newmont USA in February 2014. The acquisition transformed Klondex from an explorer and developer into a low-cost precious metals producer.

Klondex is able to leverage the operational expertise of its people and its high grade gold and silver properties to achieve profitability.

Klondex recovered 107,861 gold equivalent ounces (GEOs) at a cost of C$679 (US$585) per GEO sold, demonstrating profitability in the Company's inaugural year of production. Klondex ended the year 27% ahead of its initial guidance of 70,000 – 85,000 GEOs.

Looking forward to Fiscal Year 2015, Klondex expects to grow its operations and recover between 120,000 – 125,000 GEOs, and to continue optimizing its cash costs to achieve consolidated All-in-Sustaining Costs (AISC) of $1,000 – $1,063 (US$800 – $850) per gold ounce sold. (See Non-IFRS Measures.)

*All figures quoted are listed in Canadian dollars, unless otherwise stated.

THE UNDERGROUND GOLD COMPANY

2014 Targets vs 2014 Achievements

2014 Targets	2014 Achievements
Acquire and Integrate Midas Operations into Klondex	The Midas mine and mill continued under the Klondex management team
Recover 70,000 – 85,000 GEOs	Recovered 107,861 GEOs in Klondex's first year of production
Achieve Profitability	15% Profit Margin
Improve Cash Position	Ended 2014 with $52,770,000 in cash, compared to the cash position of $13,509,000 in 2013
Improve Working Capital	Ended 2014 with $56,009,000 in working capital, compared to the working capital of $372,000 in 2013
Increase Mineral Resources at Midas	37% increase to M&I mineral resources, used to begin work on Pre-Feasibility Study
Increase Mineral Resources at Fire Creek	46% increase to M&I mineral resources, used to begin work on Pre-Feasibility Study
Complete Fire Creek Construction	All major infrastructure is in place with addition of Rapid Infiltration Basin
Continue Permitting Fire Creek	Water Pollution Control Permit, Plan of Operations, and Environmental Assessment

2015 Targets

Recover 120,000 – 125,000 GEO
Achieve AISC per Gold Ounce of $1,000 – $1,063 (US$800 – $850)
Generate Free Cash Flow
Replace Depletion, Deliver Growth and Define 2016 Targets
Complete Fire Creek Permitting and Tailings Expansion Permit at Midas
Continue Strengthening People, Properties, and Profits
Upgrade from OTCQX to NYSE MKT

"The Midas acquisition and the Midas mineral resource update were the two biggest value drivers for Klondex in 2014.

The synergies that exist by merging Fire Creek and Midas are textbook synergies.

As a result, we reduced operational risk at Fire Creek by integrating an operating mine and mill with our existing operations, lowering originally projected costs, and centralizing our operational support teams.

The end result is a new Klondex, a multi asset producer operating profitably in a low price environment with two growing operations."

Paul Andre Huet
President and Chief Executive Officer

LETTER FROM THE PRESIDENT & CHIEF EXECUTIVE OFFICER



"IN OUR FIRST YEAR OF PRODUCTION, WE EXCEEDED OUR GUIDANCE BY 27%, INCREASED OUR COMPANY-WIDE MEASURED AND INDICATED MINERAL RESOURCES BY 41%, AND MOST IMPORTANTLY INCREASED VALUE TO SHAREHOLDERS."

Paul Andre Huet
President and Chief Executive Officer

It is with great pleasure that I address our stakeholders and shareholders as we complete our inaugural year of production and my second year as President and CEO. This past year we transformed Klondex from an explorer into a producer by purchasing the fully-operational Midas mine and mill. The purchase of Midas was synergistic in many ways. It helped mitigate the number one risk to Fire Creek's operations by securing our long term milling solution, generated free cash flow from operations, and doubled the Measured and Indicated mineral resource base. In our first year of operations, we outperformed our initial guidance by 27%, and we intend to continue on the path to build a mid-tier gold producer by using our cash flow to self-fund our growth.

Klondex vs GDXJ 2014 Share Price Appreciation


40%
20%
0
-20%
-40%
KDX.TO
GDXJ
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC

Transformation Complete, Growth is Just Beginning

From 2012 to 2014, a major transformation took place in our Company. We rapidly developed the Fire Creek project and purchased an operating mine and mill that management understands as a result of significant prior operating experience at the site. We became a two asset operator in a safe jurisdiction with some of the lowest cash costs and highest grades in North America. Klondex is now operating as a business focused on generating sustainable profits and free cash flow.

We ended 2014 with $56 million in working capital. In 2015, we expect that our operating cash flow will be more than adequate to service our debt, repay 7,500 gold ounces to Franco-Nevada, and finance our largest annual capital expenditure program to date, aimed at replacing depletion and growing the resource base. In 2015, we expect to spend $30 million to advance our exploration and development programs at both Midas and Fire Creek and an additional $3 million to upgrade our mill and extend the life of our tailings facility.

LETTER TO SHAREHOLDERS

The Team That Can Execute

From the miner in the face, to the executives in corporate office, Klondex has put together a team of efficient and dedicated people who are aligned with the shareholders. I have faith in these men and women who continue to deliver tangible results for you and me, the Klondex shareholders. Klondex employees are focused on ensuring a safe working environment and utilizing efficient mining techniques. These men and women operating at Fire Creek and Midas are among the best narrow vein miners, and I couldn't be more proud of our team's contributions to our company this past year.



Visible Gold, Fire Creek

Now that we have our central mill in place and the right team to operate our projects, our focus remains on organic growth. We are well positioned to evaluate accretive merger and acquisition opportunities and I intend to work with our management and board to evaluate synergistic targets as part of our ongoing growth efforts. We are building a leading mining company focused on profits and creating value for our shareholders.

Share Price Performance

We started out the year in a unique position. Not only did we have the definitive agreement to acquire Midas in place, we also had our acquisition financing package in place.

Following the acquisition, we began generating some of the industry's best profit margins almost immediately, which in turn supported a rising share price. In 2013, while the Fire Creek development took place, our share price returned 29% in difficult times. In 2014, we appreciated again, by 21%, to end the year at $1.95 per share.

In 2015, we will target to recover between 120,000 – 125,000 GEOs, with AISC of C$1,000 – C$1,063 (US$800 – $850) per gold ounce sold. We expect to deliver another year of high profit margins and growth for our shareholders. (See Non-IFRS Measures.)

I sincerely thank you all for your contributions to our success and look forward to building our projects, and your investment.

Best regards,

Paul Huet
President, Chief Executive Officer and Director

March 25, 2015


KEN SNYDER MINE

"WE ARE DEDICATED TO GENERATING CASH FLOW AND TO INVESTING IN OUR CONTINUED GROWTH."

Barry Dahl
Chief Financial Officer

CORPORATE OVERVIEW

Building a Mid-Tier Mining Company

Klondex Mines Ltd. (KDX:TSX; KLNDF:OTCQX) owns and operates the Fire Creek Project and the Midas Mine, two high-quality underground gold and silver assets located in north-central Nevada. All mineralized material from Fire Creek's ongoing bulk sampling program and the Midas Mine is processed at Klondex's 1,200 ton per day milling facility located onsite at Midas.

The Midas acquisition was highly synergistic to Klondex and Fire Creek in all facets of the organization. First and foremost, we took control of our ore processing by purchasing the centrally-located mill and saving $32 million per year. Klondex is processing ore from both assets, toll treating ore from three operations, and seeking other synergistic opportunities to benefit the operations.

Klondex hit the ground running after the Midas acquisition. Klondex's revenue was $121.7 million by recovering 86,239 gold ounces and 1,365,586 silver ounces (107,860 GEOs) in the Company's first year of operations.

During the fiscal year, Klondex significantly increased its cash balance from $13.5 million in 2013, to $52.8 million in 2014, based on a combination of operating, financing and investing activities. In 2014, production costs were C$679 (US$585) per GEO. (See Non-IFRS Measures.)

"Our employees are focused on safety, the environment, and on delivering tangible results for our investors."

Mike Doolin
Vice President, Business Development and Business Services

"Our Fire Creek and Midas projects present a tremendous exploration opportunity.

Looking forward, we will spend approximately $15 million per site per year for exploration and development from our operations, with the intent to expand the known mineralization, as well as making new discoveries."

Brian Morris
Vice President, Exploration

Capital Structure and Market Performance

During the year ended December 31, 2014, cash increased by $39.3 million due to the Subscription Receipt Financing, proceeds from the Gold Purchase Agreement and Facility Agreement, $15.4 million of warrants exercised, the Offering of $16.1 million and US$7 million from the use of surety bonds to replace cash bonds and cash provided by operating activities in excess of cash used in investing activities. Klondex's working capital as at December 31, 2014 was $56.0 million.

Capital Structure, as of March 25, 2015

Shares outstanding	128,258,184
Warrants	11,381,491
Options	9,776,200
Fully Diluted	149,415,875
Share Price	$2.70
2014 Share Price High – Low	$2.14 – $1.60
Market Capitalization	$346,297,096

PROPERTIES AND OPERATIONS

Klondex operations are located in North Central Nevada within the Northern Nevada Rift. Its employees are mainly based in Elko and Winnemucca, providing easy access to its properties. The Fire Creek and Midas projects are located 112 miles apart. All mineralized material from Fire Creek and Midas is processed onsite at the 1,200 tpd Midas mill.

Klondex also has three exploration projects, Maggie Creek, Hot Springs, and the Reef Property, within Nevada that are not currently the focus of the Company.


MIDAS MINE & MILL
WINNEMUCCA
MAGGIE CREEK
CARLIN
ELKO
N
W
E
S
FIRE CREEK EXPLORATION PROJECT
HOT SPRINGS PROPERTY
CARLIN TREND
BATTLE MOUNTAIN TREND
NORTHERN NEVADA RIFT
RENO
REEF PROPERTY
KLONDEX OPERATION
KLONDEX EXPLORATION
NEVADA
USA

PROPERTIES AND OPERATIONS

Merging Fire Creek and Midas Created a Host of Synergies



	FIRE CREEK	MIDAS
MINE TYPE	Similar Mineralogy: Underground narrow epithermal vein operations in the Northern Nevada Rift, with large exploration upside	
MILL PROCESS	Blending Midas and Fire Creek ore shows better recoveries; 94% Au, 95% Ag	
MIDAS MILL	Central 1200 tpd Merrill Crow mill	
PROJECT LOCATION	112 miles apart in north central Nevada	
COST SAVINGS	Owning the Midas mill provides ~$30M/yr savings over toll milling Fire Creek mineralized material	Blending Fire Creek and Midas mineralized material decreases processing costs
EXPERTISE	Highly skilled workforce for Midas and Fire Creek centralized in Winnemucca Klondex management previously operated Midas	
ADDITIONAL CONTRACTS	Two small toll milling contracts were added in 2014	



OPERATING HIGHLIGHTS

Consolidated Operating Results

Operating information		Year ended December 31, 2014
Average Ore Grade	Gold Equivalent (oz./ton)	0.62
	Gold Equivalent (g/tonne)	21.3
Total Ounces Produced	Gold	86,239
	Silver	1,365,586
	Gold equivalent	107,861
Ounces Sold [(1)]	Gold	70,661
	Silver	1,117,288
	Gold equivalent	88,352
Average realized price ($/ounce)	Gold	$1,399
	Silver	$20.44
Production costs per gold equivalent oz. sold		$679
Production costs per gold oz. sold on a by-product basis		$526

(1) See Non-IFRS Measures.



"OUR FIRE CREEK AND MIDAS PROJECTS HOLD A TREMENDOUS AMOUNT OF EXPLORATION POTENTIAL."

Brian Morris
Vice President, Exploration

FINANCIAL HIGHLIGHTS

Income Statement

Expressed in 000's, except per share amount.

For the years ended December 31,	2014	2013
Revenues	$ 121,693	$ -
Cost of sales		
Production costs	59,985	-
Depreciation and depletion	25,664	-
Gross profit	36,044	-
General and administrative expenses	9,953	4,614
Income (loss) from operations	26,091	(4,614)
Business acquisition costs	(2,257)	(804)
Gain (loss) on change in fair value of derivative	3,671	(8,763)
Finance charges	(9,683)	-
Foreign currency gain	8,973	60
Other Expenses	(845)	-
Income (loss) before tax	25,950	(14,121)
Income tax expense	7,649	-
Net income (loss)	$ 18,301	$ (14,121)
Net income (loss) per share		
Basic	$ 0.16	$ (0.21)
Diluted	$ 0.16	$ (0.21)


$ Millions
REVENUE
$50
$40
$30
$20
$10
$0
Q1 2014
Q2 2014
Q3 2014
Q4 2014


$ Millions
TOTAL ASSETS
$300
$250
$200
$150
$100
$50
$0
Q1 2014
Q2 2014
Q3 2014
Q4 2014


$ Millions
NET INCOME
$10
$8
$6
$4
$2
$0
-$2
Q1 2014
Q2 2014
Q3 2014
Q4 2014


$ Millions
CURRENT ASSETS vs LIABILITIES
CURRENT ASSETS
CURRENT LIABILITIES
$100
$80
$60
$40
$20
$0
Q1 2014
Q2 2014
Q3 2014
Q4 2014


$ Millions
CASH
$50
$40
$30
$20
$10
$0
Q1 2014
Q2 2014
Q3 2014
Q4 2014


$ Millions
WORKING CAPITAL
$50
$40
$30
$20
$10
$0
Q1 2014
Q2 2014
Q3 2014
Q4 2014

MIDAS MINE & MILL

Midas is a low-sulphidation, epithermal vein underground gold and silver mine located within the Northern Nevada Rift in Elko County, Nevada. Since 1998 when Midas started operating, the mine has produced over 2.2 million ounces of gold and 28 million ounces of silver.

Klondex acquired the Midas Property including the underground mine, the mill and Merrill Crow processing facility, and related support infrastructure and mining equipment on February 11, 2014, from Newmont USA. Within eight days, Klondex began operating the mill, and within another few weeks, Klondex poured its first dore bars from Fire Creek and Midas mineralized materials.

Klondex expects to permit a tails storage expansion in 2015, bringing the tailings capacity to five years and providing the time necessary to permit a long-term facility elsewhere on the property.

MIDAS MINE & MILL

Location
Elko County, Nevada

Mine Type
Underground, Gold and Silver

Ownership
100%

M&I Mineral Resources*
526,000 oz

Gold Equivalent
0.47 opt (16.1 g/T) – 1,117,000 tons

Inferred Mineral Resources*
287,000 oz

Gold Equivalent
0.33 opt (11.3 g/T) – 858,000 tons

Mining Method
Cut and Fill, Long Hole, Shrinkage

Mining Rate
400 – 450 tpd

Recoveries
94% Au; 95% Ag

* See inside back cover for notes on mineral reserves and resources.

Midas Mine Segmented Information

Operating information	Year ended December 31, 2014
Average Ore Grade	
Gold Equivalent Grade (oz./ton)	0.34
Gold Equivalent Grade (g/tonne)	11.6
Total Ounces Produced	
Gold equivalent	39,672
Ounces Sold	
Gold equivalent	30,552

Production

Klondex reduced the dilution factor at the Midas Mine in 2014, from 340% to 140%. The improved dilution, using a blend of cut and fill and long hole mining methods, contributed to a reduction of operating costs. More importantly, the reduced dilution increased the grade from 0.15 opt AuEq to 0.31 opt AuEq, and had a direct impact on revenue.

During the second and fourth quarters of 2014, the Company began toll milling ores for two different groups. The Company will continue to review toll milling agreements with other parties in order to utilize available capacity at Midas.

The Company recovered 1,624 gold ounces and 937 silver ounces during the year ended December 31, 2014 from solution on the tails dam which began in the second quarter.


Midas Mill



MIDAS MINE & MILL

"OUR MINERALOGY ALLOWS FOR BLENDING OF THE FIRE CREEK AND MIDAS ORES TOGETHER."

Brent Kristof
Chief Operating Officer

MIDAS MINE & MILL



Exploration

Klondex's updated mineral resource estimates at Midas, using effective dates of March 31, 2014 and August 31, 2014, demonstrated that by changing the mining method, applying management understanding of the deposit and increasing the exploration program, the Midas team has the ability to build mineral resources. The measured and indicated increased to 526,000 GEOs, an increase of 142,000 GEOs, or 37%. The inferred category increased to 287,000 GEOs, an increase of 212,000 GEOs, or 283%. The measured and indicated GEO per ton increased 14.6% to 0.471, and the inferred GEO per ton increased 14.0% to 0.334.

The focus for the 2015 exploration program is on a number of already discovered, high-priority targets and new discoveries. Klondex intends to spend $15 million, approximately $9 million for development and $6 million for drilling. We are exploring the West and South Zones.



RICO
RM-0104C
2.3 ft @ 0.6 opt Au
MRW-0017
6.4 ft @ 0.4 opt Au
MRW-0040
6.4 ft @ 3.6 opt Au
MRW-0076
5.3 ft @ 0.8 opt Au
RM-0054C
2.8 ft @ 3.1 opt Au
RM-0044
4.0 ft @ 0.1 opt Au
GOLD CROWN 306
GOLD CROWN 205
S.O.W. FAULT
PRIMARY HAULAGE
PORTAL
SOUTH
DRILLED VS TRUE WIDTH
MAR-0021
3.2 ft @ 2.6 opt Au
DMC-00076
4.4 ft @ 0.4 opt Au
MAR-0025
6.3 ft @ 0.6 opt Au
MAR-0012
4.0 ft @ 0.3 opt Au
DMC-0007
5.5 ft @ 17.0 opt Au
M95-0027
8.3 ft @ 17.5 opt Au
DMC-0046
16.0 ft @ 0.7 opt Au
CO GRANDE VEIN
PRIMARY HAULAGE
SUBSTATION VEIN
S.O.W. FAULT
N.O.W.
S.O.W.
COLORADO GRANDE VEIN
805 VEIN
FEET
0 500 1000
N
PRIMARY HAULAGE
VEIN WITH RESOURCE
TARGET VEIN
DRILL HOLE INTERCEPT
SELECT VEINS SHOWING DIP DIRECTION
INTERPRETED FAULTS
DISCOVER TARGET

Midas Property Plan View

FIRE CREEK PROJECT

Fire Creek, Klondex's inaugural project, is a low-sulphidation, epithermal narrow vein underground gold and silver project located within the Northern Nevada Rift, in Lander County, Nevada.

The project is operating an ongoing bulk sampling program, demonstrating not only some of the industry's lowest costs, but also some of the industry's highest gold grades. The environmental assessment and water pollution control permits are well underway to be completed by the end of 2015. Ramp up of operations, including building more working faces at Fire Creek, is expected to continue throughout the year and after the operating permits are in place.

In 2014, Klondex was focused on completing the construction onsite while the permitting process advanced. All infrastructure at Fire Creek is onsite and constructed. The final construction project, the Rapid Infiltration Basin was completed in 2014. It was designed and built as a long term water management system at Fire Creek.


CAT

FIRE CREEK PROJECT

Location
Lander County, Nevada

Mine Type
Underground, Gold and Silver

Ownership
100%

M&I Mineral Resources*
421,500 oz

Gold Equivalent
1.1 opt (37.7 g/T) - 377,400 tons

Inferred Mineral Resources*
363,300 oz

Gold Equivalent
0.43 opt (14.7 g/T) – 840,000 tons

Mining Method
Cut and Fill, Long Hole, Shrinkage

Mining rate
125 – 200 tpd

Processing
Midas Mill (plus $34/T shipping to Midas)

Recoveries
94% Au; 95% Ag

* See inside back cover for notes on mineral reserves and resources.

Fire Creek Segmented Information

Operating information	Year ended December 31, 2014
Average Ore Grade	
Gold Equivalent Grade (oz./ton)	1.19
Gold Equivalent Grade (g/tonne)	40.7
Total Ounces Produced	
Gold equivalent	68,189
Ounces Sold	
Gold equivalent	57,800

Bulk Sampling

Klondex operations at Fire Creek have been focused on three main veins, the Joyce and Vonnie Veins in the Main Zone, and the Karen Vein in the West Zone. In 2014, the only mining method utilized was cut and fill. In 2015, the team will begin testing longhole stoping in addition to the current cut and fill method, which is expected to reduce mining costs.

During the year, the average grade of mineralized material extracted at Fire Creek was 1.17 ounces per ton gold and 1.11 ounces per ton silver.



FIRE CREEK PROJECT

Exploration

Fire Creek is in its early stages, with approximately 2.5 miles of underground workings, compared to Midas' 165 miles. Approximately 7% of the project land package has been explored, with 93% remaining untested. As Klondex advances development, the Company will systematically explore the project using the underground workings to set up drill platforms to drill the veins.

The Company continued its underground infill drilling program in 2014, testing the continuity and down-dip extensions of the Joyce, Vonnie, and Karen Veins. Underground drilling into the West Zone confirmed the existence of the Hui Wu Vein and the Honeyrunner Structure, for a total of five identified parallel mineralized structures at Fire Creek. These structures are open in all directions.

On April 29, 2014, the Company announced its Preliminary Economic Assessment of the Fire Creek Project with an effective date of January 31, 2014. On January 31, 2015, the Company issued a mineral resource update and initial mineral reserve with an effective date of December 31, 2014.

Looking to 2015, Klondex will spend approximately $15 million for drilling and development to excavate new mine workings, and test the north, south, and vertical extents of the main veins. Approximately $9 million will be spent on development and $6 million on drilling.


N
FC1004
12.6 ft @ 0.9 opt Au
28 VEIN
30 VEIN
FC0810
5 ft @ 1.3 opt Au
FC0608
20 ft @ 0.7 opt Au
FC0806
0.7 ft @ 7.0 opt Au
24 VEIN
25 VEIN
23 VEIN
FC1014
5 ft @ 1.4 opt Au
FCU-0199
18.3 ft @ 3.3 opt Au
FC1365U
2.3 ft @ 2.3 opt Au
FC0417
25 ft @ 2.6 opt Au
HONEYRUNNER VEIN
FC0724
30 ft @ 0.5 opt Au
14 VEIN
15 VEIN
FCU-0163
21.2 ft @ 1.3 opt Au
22 VEIN
HUI WU VEIN
JOYCE VEIN
KAREN VEIN
VONNIE VEIN
9 VEIN
PORTAL
FC110SU
20 ft @ 0.8 opt Au
FC0618
11.4 ft @ 7.6 opt Au
FC1126
10 ft @ 1.7 opt Au
FC0528
0.9 ft @ 5.5 opt Au
PRIMARY HAULAGE
VEIN IN DEVELOPMENT
PRIMARY RESOURCE VEIN
2015 PROPOSED DRIFT
DRILL HOLE INTERCEPT
DISCOVER TARGET AREAS

Fire Creek Property Plan View

MINERAL RESOURCES AND RESERVES

As at December 31, 2014

Mineral Reserves

	Category	Au (opt)	Ag (opt)	AuEq (opt)	Au Ounces (000's)	Ag Ounces (000's)	AuEq Ounces (000's)	Tons (000's)
Fire Creek	Proven Reserves	1.462	1.108	1.479	118.2	89.6	119.6	80.9
	Probable Reserves	1.149	0.787	1.161	120.5	82.6	121.8	104.9
	Proven + Probable	1.285	0.927	1.300	238.7	172.2	241.4	185.8
Midas	Proven Reserves	0.381	13.349	0.588	51.1	1,790.5	78.8	134.1
	Probable Reserves	0.376	7.918	0.498	40.6	855.2	53.8	108.0
	Proven + Probable	0.378	10.926	0.548	91.6	2,645.6	132.6	242.1

Mineral Resources

	Category	Au (opt)	Ag (opt)	AuEq (opt)	Au Ounces (000's)	Ag Ounces (000's)	AuEq Ounces (000's)	Tons (000's)
Fire Creek	M&I	1.10	0.86	1.11	415.5	324.2	420.5	377.4
	Inferred	0.43	0.38	0.43	358.3	320.8	363.3	840.0
Midas	M&I	0.38	6.05	0.47	421	6,765	526	1,117
	Inferred	0.28	3.48	0.33	241	2,988	287	858

Total Measured & Indicated: 946,500 oz AuEq

Total Inferred: 650,300 oz AuEq

* 1 ounces per short ton equals 34.2857 grams per tonne



Inside the Midas Mill



"WE'VE BUILT UP A TEAM THAT IS FAMILIAR WITH MINING IN NEVADA AND HAS EXPERTISE WITH NARROW VEINS.

OUR KLONDEX FAMILY STRIVES FOR SUCCESS."

Brent Kristof
Chief Operating Officer

CORPORATE GOVERNANCE

People

"As miners, there is no doubt we will encounter challenges, but with the team we have in place I am confident that we can overcome whatever comes our way. Our people are familiar with mining in Nevada and have significant expertise with narrow veins. We have the ability to quickly identify and adapt to variable vein geometries and rock conditions in order to optimize our properties and profitability. Our Klondex family is driven to succeed."

– Brent Kristof, Chief Operating Officer

Klondex is dedicated to providing a safe working environment for all employees, contractor employees, vendors, and visitors to its operations. The company expects everyone to identify and correct hazards, and to exhibit safe behaviors, both on and off the job.


KLONDEX
Mine Rescue Competition, Team Klondex

Cautionary Note Regarding Technical Information and Forward-Looking Information

A production decision at Klondex's Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of the Midas mine by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") but was based on internal studies conducted by the prior owner of the mine. Klondex has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers of this 2013 Company Update (the "Update") are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

In addition, this Update contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about current expectations on the timing and success of exploration, development and metallurgical sampling activities, the timing, extent and success of mining operations, the ability to recover targeted amounts of GEOs, the ability of Klondex to generate revenues and/or free cash flow, the profitability of Klondex, the intention and ability of Klondex to monetize mineralized material, the ability of Klondex to satisfy its debt and gold delivery obligations, the successful execution of the bulk sampling program at the Fire Creek Project, project development and related permitting, the results of economic analyses in respect of the Fire Creek Project and the Midas mine, the ability to extend the mine life at the Midas mine, the ability to expand mineral resources and mineral reserves beyond current mineral resource and mineral reserve estimates at the Fire Creek project or at the Midas mine, opportunities for growth of Klondex and at Klondex's mineral projects, third party toll milling opportunities, estimates of gold and silver prices, the ability of Klondex to adapt to changes in gold and silver prices, estimates of costs (including but not limited to production costs), estimates of planned exploration and development expenditures and estimates of mine development and construction. This forward-looking information entails various risks and uncertainties that are based on current expectations and actual results may differ materially from those contained in such information.

These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold and silver; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Mineral Resources and Reserves

Please see the reports titled "Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada" (with an effective date of August 31, 2014) and "Preliminary Feasibility Study for the Fire Creek Project, Lander County, Nevada" (with an effective date of December 31, 2014) for details regarding the mineral reserve and resource estimates.

Section 14 of each report includes a description of the key assumptions, parameters and methods used to estimate the mineral resources shown herein.

Section 15 of each report includes a description of the key assumptions, parameters and methods used to estimate the mineral reserves shown for each respective project. A copy of each report may be accessed under Klondex's company profile at www.sedar.com or on www.klondexmines.com.

Notes regarding Mineral Resources and Mineral Reserves

1. Mineral resources are reported inclusive of mineral reserves.
2. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues.
3. The quantity and grade of reported inferred mineral resources in the estimates shown herein are uncertain in nature and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.
4. Mineral resource and mineral reserve estimates can be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors.

Risk Factors

Readers are advised to refer to the risks disclosed under "Risk Factors" in Klondex's most recently filed Annual Information Form and Management's Discussion and Analysis, each available on www.sedar.com, in addition to the risks otherwise disclosed herein.

Non-IFRS Measures

The Company has included non-IFRS measures for "Production costs per gold equivalent ounce", "Production costs per gold ounce sold on a by-product basis" and "All in sustaining costs per ounce" to supplement its financial statements which are presented in accordance with IFRS. Management believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have a standardized meaning prescribed under IFRS. Therefore, they may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For a more detailed explanation of how the financial measures are calculated, please see pages 23-25 of the 2014 Management's Discussion and Analysis, available on www.sedar.com or on www.klondexmines.com.

DIRECTORS & OFFICERS

Directors

Richard J. Hall, Chairman
Colorado

Blair Schultz, Executive Director
Ontario

Renaud Adams
Ontario

Rodney Cooper
Ontario

James Haggarty
Ontario

Paul Andre Huet
Nevada

William Matlack
Washington

Officers

Paul Andre Huet
President and Chief Executive Officer

Barry Dahl
Chief Financial Officer

Brent Kristof
Chief Operating Officer

Mike Doolin
Vice President, Business Development and Technical Services

Brian Morris
Vice President, Exploration and Geological Services

Compensation and Governance Committee

Jamie Haggarty (chair), Richard Hall, Renaud Adams

Audit Committee

Jamie Haggarty (chair), William Matlack, Rodney Cooper



Overview of Fire Creek Project

CORPORATE DIRECTORY

Design & Layout – Speak Design Inc Front Cover Illustration – Shawna Desjardine Photography – Shawna Desjardine and The Klondex Team – Page 13 Photo by American Drilling Corp

Transfer Agent

Computershare Trust Company of Canada

3rd Floor – 510 Burrard Street
Vancouver, BC, Canada V6C 3B9

Telephone 1 800 564 6253
Email service@computershare.com

www.computershare.com

Cusip

No. 49869610

Auditors

PriceWaterhouseCoopers LLP

www.pWc.com

Legal Counsel

Bennett Jones LLP

www.bennettjones.com

Exchanges

Toronto Stock Exchange : KDX

OTCQX : KLNDF

Shares Issued

As at March 25, 2015

Total Issued and Outstanding : 128,528,184
Fully-Diluted : 149,415,876

www.klondexmines.com

Corporate Offices

Vancouver Corporate Office

1055 West Hastings Street, Suite 2200
Vancouver, BC, Canada V6E 2E9

Reno Corporate Office

360 Western Road, Suite 1
Reno, NV, USA 89506

Telephone 775 284 5757

Investor Queries

Alison Dwoskin
Manager of Investor Relations

Telephone 647 233 4348

adwoskin@klondexmines.com

Company Filings

www.sedar.com

Annual General Meeting

10:30am on June 17, 2015

Toronto Board of Trade, First Canadian Place
Toronto, ON, Canada

KLONDEX MINES LTD KDX

PURSUING A DREAM • BUILDING A LEGACY


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